Exhibit 14.1

Network CN Inc.
(the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS
Adopted September 1, 2007
(Updated September 29, 2008)

I.  INTRODUCTION

The Code of Business Conduct and Ethics (this “Code”) has been adopted by our board of directors (the “Board”) and summarizes the standards that guide our actions. While covering a wide range of business practices and procedures, these standards cannot and do not cover every issue that may arise, or every situation where ethical decisions must be made, but rather set forth key guiding principles that represent Company policies and establish conditions for employment at the Company. This Code is designed to promote:

•    honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•    full,  fair,  accurate,  timely  and  understandable  disclosure  in  the  reports  and documents the Company files with, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by the Company;

•    compliance with applicable governmental laws, rules and regulations;

•    prompt internal reporting to appropriate personnel of violations of this Code; and •    accountability for adherence to this Code.

We must strive to foster a culture of honesty and accountability. Our commitment to the highest level of honest and ethical conduct should be reflected in all of the Company’s business activities including, but not limited to, relationships with employees, customers, competitors, suppliers, government, government agencies and the public, including our shareholders. All of our employees, officers and directors must conduct themselves according to the language and spirit of this Code and avoid actual or even perceived improper behavior. Even well-intentioned actions that violate the law or this Code may result in negative consequences for the Company and for the individuals involved.

One of our Company’s most valuable assets is our reputation for integrity, professionalism and fairness. We should all recognize that our actions are the foundation of our reputation and adhering to this Code and applicable law is imperative.

II.   CONFLICTS OF INTEREST

Our employees, officers and directors have an obligation to conduct themselves in an honest and ethical manner and act in the best interest of the Company. All employees, officers and directors should avoid situations that present a potential or actual conflict between their interest and the interest of the Company.

A “conflict of interest” occurs when a person’s private interests interfere in any way, or even appear to interfere, with the interests of the Company, including its subsidiaries and affiliates. A conflict of interest can arise when an employee, officer or director takes an action or has an interest that may make it difficult for him or her to perform his or her work objectively and effectively. A conflict of interest may also arise when an employee, officer or director (or his or her family members) receives improper personal benefits as a result of the employee’s, officer’s or director’s position in the Company.

Although it would not be possible to describe every situation in which a conflict of interest may arise, the following are examples of situations which may constitute a conflict of interest:

A.   Working, in any capacity, for a competitor, customer or supplier while employed by the Company.

B.    Accepting gifts of more than modest value or receiving personal discounts (if such discounts are not generally offered to the public) or other benefits as a result of your position in the Company from a competitor, customer or supplier.

C.    Competing with the Company  for  the purchase or  sale of  property, products, services or other interests.

D.    Having an interest in a transaction involving the Company, a competitor, customer or supplier (other than as an employee, officer or director of the Company and not including routine investments  in securities of publicly-traded companies).

E.    Receiving a loan or guarantee of an obligation as a result of your position with the Company.

Situations involving a conflict of interest may not always be obvious or easy to resolve.

Employees must disclose any potential conflicts of interest to the Chief Executive Officer or Chief Financial Officer or such officers’ designees, who will advise the employee as to whether or not the Company believes a conflict of interest exists. An employee should also disclose potential conflicts of interest involving the employee’s spouse, siblings, parents, in- laws, children and members of the employee’s household. An employee should not make or influence any decision that could directly or indirectly benefit his or her close relative and, in order to protect the employee and the Company from the appearance of a conflict of interest, he or she should make appropriate disclosure of the interest to the Chief Executive Officer or Chief Financial Officer or such officers’ designee. If an appropriate response is not received from the Chief Executive Officer, Chief Financial Officer or such officers’ designee, such reporting person must report the material transaction or relationship to the audit committee, another committee of independent directors or the full Board. Conflicts of interests involving the Chief Executive Officer or Chief Financial Officer must be disclosed to the Board.

In the event that an actual or apparent conflict of interest arises between the personal and professional relationship or activities of an employee, officer or director, such employee, officer or director is required to handle such conflict of interest in an ethical manner in accordance with the provisions of this Code.

III.  CORPORATE OPPORTUNITIES & RESOURCES

Employees  are  prohibited  from  taking  for  themselves  personal  opportunities  that  are discovered through the use of corporate property, information or position without approval. Without approval, no employee may use corporate property, information or position for improper  personal gain,  and  no  employee  may  compete with the Company  directly  or indirectly except as permitted by Company policies.

All employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used form legitimate business purposes.

Company resources may be used for minor personal uses so long as such use is reasonable, does not interfere with the employee’s duties, is not done form pecuniary gain, does not conflict with or harm the Company’s business and does not violate any Company policy.

IV.   BUSINESS RELATIONSHIPS

The Company seeks to outperform its competition fairly and honesty. The Company seeks competitive advantages through superior performance, not unethical or illegal business practices. Each employee should deal fairly with the Company’s customers, suppliers, competitors and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair-dealing practice.

V .    FAIR COMPETITION

Fair competition laws, including the U.S., HKSAR and PRC antitrust rules, limit what the Company can do with another company.  Generally, the laws are designed to prohibit agreements or actions that reduce competition and harm consumers. Employees may not enter into agreements or discussions with competitors that have the effect of fixing or controlling prices, dividing and allocating markets or territories or boycotting suppliers or customers.

VI. QUALITY OF PUBLIC DISCLOSURE

The Company has a responsibility to communicate effectively with its shareholders so that they are provided with full and accurate information, in all material respects, about the Company’s financial condition and results of operations.  Our reports and documents filed with or submitted to the United States Securities and Exchange Commission, the Over-The- Counter Bulletin Board, other stock exchanges, and our public communications shall include full, fair, accurate, timely and understandable disclosure.

VII. ACCURACY OF REPORTS, RECORDS AND ACCOUNTS

All employees are responsible for the accuracy of their respective records, time sheets and reports.  Accurate information is essential the Company’s ability to meet legal and regulatory obligations and to compete effectively.  The records and books of account of the Company shall meet the highest standards and accurately reflect the true nature of the transactions they record.

Company employees must not create false or misleading documents or accounting, financial or electronic records, and no one may direct an employee to do so.  For instance, expense reports must accurately document expenses actually incurred in accordance with Company policies.

No undisclosed or unrecorded account or fund shall be established for any purpose.  No false or misleading entries shall be made in the Company’s books or records for any reason. No disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation or for any purpose other than as described in the documents.  All employees shall comply with generally accepted accounting principles and the Company’s internal controls at all times.

VIII. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

We are strongly committed to conducting our business affairs with honesty and integrity and in full compliance with all applicable laws, rules and regulations.  No employee, officer or director of the company shall commit an illegal or unethical act, or instruct others to do so, for any reason. If you believe that any practice raises questions as to compliance with any applicable law, rule or regulation or if you otherwise have questions regarding any law, rule or regulation, please contact your supervisor/manager or the Chief Executive Officer or Chief Financial Officer.  If an appropriate response is not received from your supervisor/manager or the Chief Executive Officer or Chief Financial Officer, you should report such practice to the audit committee, another committee of independent directors or the full Board.

IX. COMPLIANCE WITH THIS CODE AND REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR

All employees, directors and officers are expected to comply with all of the provisions of this Code. This Code will be strictly enforced and violations will be dealt with immediately, including subjecting persons to corrective and/or disciplinary action such as dismissal or removal from office. Violations of this Code that involve illegal behavior will be reported to the appropriate governmental authorities, if required under applicable laws, rules and regulations.

Situations which may involve a violation of ethics, laws, rules, regulations or this Code may not always be clear and may require difficult judgment. Employees, officers and directors should promptly report any concerns about violations of ethics, laws, regulations or this Code to their supervisors/managers or the Chief Executive Officer or Chief Financial Officer or, in the case of accounting, internal accounting controls or auditing matters, to the Audit Committee. Any such concerns involving the Chief Executive Officer or Chief Financial Officer should be reported directly to the Board.

The Company encourages all employees, officers and directors to report any suspected violations promptly and intends to thoroughly investigate any good faith reports of violations. The Company will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith. Open communication of issues and concerns by all employees, officers and directors without fear of retribution or retaliation is vital to the successful implementation of this Code.  You are required to cooperate in internal investigations of misconduct and unethical behavior.

The Company recognizes the need for this Code to be applied equally to everyone it covers.  The Chief Executive Officer or Chief Financial Officer will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Board, or in the case of accounting, internal accounting controls or auditing matters, the Audit Committee.  The Company shall devote the necessary resources to enable the Chief Executive Officer or Chief Financial Officer to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with this Code. Questions concerning this Code should be directed to the Chief Executive Officer or Chief Financial Officer.

X.   APPROVALS, WAIVERS AND AMENDMENTS

Certain provisions of this Code require employees to act, or refrain from acting, unless prior approval is received from the appropriate person. Employees requesting approval pursuant to this Code should request such approval in writing to the Chief Executive Officer or Chief Financial Officer. Approvals relating to the Company’s principal executive officer, principal accounting officer or controller, or persons performing similar functions, must be obtained from the Company’s Audit Committee. All other approvals may be granted by the Chief Executive Officer or Chief Financial Officer. Employees may contact the Chief Executive Officer or Chief Financial Officer for additional information on obtaining approvals.

Other provisions of this Code require employees to act, or refrain from acting, in a particular matter and do not permit exceptions based on obtaining an approval. Amendments to this Code may only be made by the Board of Directors, and any such amendment shall be disclosed in the Company’s annual report on Form 10-K or its equivalent.